FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	“Syngenta e-licensing heralds new era for sharing of plant science innovation”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Daniel Braxton Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland January 17, 2013

Syngenta e-licensing heralds new era for sharing of plant science innovation

•	Easy, internet-based access to key patented technologies

•	Fair, reasonable and transparent terms for all

•	Free use for academic and non-profit organizations

Syngenta today launched a landmark e-licensing platform to provide plant breeders and research institutes around the world with quick and easy access to patented native traits from its commercial vegetable varieties.

The global internet-based platform also offers access to patented enabling technologies, which help breeders with gene expression, plant transformation and protein targeting as they develop high-yielding varieties.

Syngenta’s Head of Business Development, Robert Berendes, said: “We are proud to be able to make our patented native traits and enabling technologies more accessible than ever before. Our e-licensing platform will help accelerate innovation in agriculture so that growers – large and small – can increase productivity in the face of challenges such as climate change and scarce natural resources.”

All academic and non-profit organizations can make free use of the available traits and technologies for R&D purposes and can distribute the resulting products in developing countries free of charge.

Creating new varieties with desirable combinations of plant characteristics requires extensive breeding expertise and long-term R&D investment. Patents play an important role in incentivizing research. However, plant breeders have traditionally been challenged by the complex, costly and time-consuming process of obtaining licenses to patented technology. Syngenta has addressed this issue by offering standard licenses under fair, reasonable and non-discriminatory (FRAND) terms. There are also no lengthy and complex negotiations as licenses can be secured via the internet-based platform.

To access Syngenta’s e-licensing system, please visit: www.traitability.com

Syngenta – January 17, 2013 / Page  of 1 of 2

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – January 17, 2013 / Page  of 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	January 17, 2013	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration